UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-26347

(Check One):

[ X ] Form 10-K

[_] Form 20-F

[_] Form 11-K

[_] Form 10-Q

[ ] Form 10-D

[_] Form N-SAR

[_] Form N-CSR

For Period Ended:  March 31, 2007

[_]

Transition Report on Form 10-K

[_]

Transition Report on Form 20-F

[_]

Transition Report on Form 11-K

[_]

Transition Report on Form 10-Q

[_]

Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________________________________

PART I

REGISTRANT INFORMATION

Nextmart, Inc.

Full Name of Registrant

______________________________

Former Name if Applicable

NextMart Inc. Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue,

Address of Principal Executive Office (Street and number)

Dongcheng District, Beijing,

100738 PRC

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

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(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated

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 without unreasonable effort or expense;

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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-

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F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or

[X]

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before the 15th calendar day following the prescribed due date; or the subject quarterly

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report or transition report on Form 10-Q or subject distribution report on Form 10-D, or

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portion thereof, will be filed on or before the fifth calendar day following the prescribed

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due date; and

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(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to events unforeseen by the Company, it is unable to complete its Annual Report on Form 10-KSB for the period ended March 31, 2007 without an unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Jeffrey Li,

 +86 (0)10 8518 9669

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [_] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [    ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the 12 month period ended March 31, 2007, we expect revenues of approximately $19 million, an operating loss of approximately $4.4 million, and a net loss of approximately $25 million which loss is due principally to the write off of discontinued operations which occurred during the fiscal quarter ending December 31, 2006. These results are unaudited as of the date of this report, and compare with the following audited results;  revenues of $157,110, an operating loss of $13,078,596, and a net loss of 13,146,176, all for the six month period ended March 31, 2006. In February 2006, we changed our fiscal year end from September 30 to March 31 which is reason for the shortened period for the prior year end (March 31, 2006).

NextMart, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 2007

NEXTMART, INC.

By:  /s/ Jeffrey Li

Name:  Jeffrey Li

Title:    Chief Financial Officer